Exhibit 99.1

ISS and Glass Lewis Support Plan of Arrangement Between Dominion Diamond and The Washington Companies

CALGARY, Alberta--(BUSINESS WIRE)--September 7, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today announced that Institutional Shareholder Services, Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), two leading independent proxy advisory firms, have both recommended that shareholders of Dominion vote FOR the special resolution (the “Arrangement Resolution”) at the upcoming special meeting (the “Meeting”) of the shareholders to approve a statutory Plan of Arrangement (the “Arrangement”) pursuant to which Northwest Acquisitions ULC, an entity affiliated with The Washington Companies, will acquire all of the issued and outstanding common shares of Dominion for a cash consideration of US$14.25 per share.

In their analysis, both ISS and Glass Lewis acknowledged the substantial premium for shareholders, the certainty of value and liquidity to shareholders due to the all-cash consideration, and the robust auction process, as factors supporting a FOR recommendation.

The Board of Directors of the Company, based in part on the recommendation of the special committee of independent directors, has unanimously determined that the Arrangement is in the best interests of the Company and has unanimously recommended that the shareholders vote FOR the Arrangement Resolution.

Your vote is very important. Shareholders should vote FOR the Arrangement Resolution using the proxy or voting instruction form sent to them in advance of the voting deadline of 10:00 a.m. (Calgary time) on September 15, 2017. The meeting of Dominion shareholders to approve the Arrangement is scheduled for 10:00 a.m. (Calgary time) on September 19, 2017, at 444-7 Avenue SW, 2nd Floor, Conference Room A and B, Calgary, Alberta.

Copies of the Notice of Special Meeting, the Management Information Circular of the Company dated August 15, 2017, and related documents have been filed under Dominion’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com as well as the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) at https://www.sec.gov/edgar/.

Shareholders who have questions regarding the Arrangement or require assistance with voting may contact the Company’s strategic shareholder advisor and proxy solicitation agent below:

Kingsdale Advisors
Toll free (in North America): 1-888-518-6805
International collect (outside North America): 1-416-867-2272
Email: contactus@kingsdaleadvisors.com

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

Forward-Looking Statements
Certain statements included in this news release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company’s current beliefs as well as assumptions made by and information currently available to the Company.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please visit www.ddcorp.ca, or contact:Investors:

CONTACT:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897